

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

James Graf
Chief Executive Officer
Graf Acquisition Corp. IV
1790 Hughes Landing Blvd., Suite 400
The Woodlands, TX 77380

> **Re: Graf Acquisition Corp. IV**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 26, 2023**
> **File No. 333-271929**

Dear James Graf:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Business Combination and the Special Meeting, page 12

1. We note your response to prior comment 23 and your disclosure on page 292 indicating that NKMAX would own a majority of your common stock following the Business Combination in the maximum redemption scenario. Please revise to add a Q&A reflecting the fact that NKMAX could own a majority of your common stock following the merger, including if redemptions exceed the maximum redemption scenario and the parties elect to close the Business Combination, and that you would therefore be a "controlled company" under NYSE rules, if true. In your Q&A and Summary disclosure, discuss (i) the consequences of potentially becoming a "controlled company" to your current stockholders, (ii) NKMAX's current intentions with respect to its shares of New

NKGen common stock assuming the Business Combination is consummated and (iii) whether New NKGen will be contractually obligated to file a registration statement for the resale of its shares held by NKMAX following the Business Combination.

What is NKGen?, page 12

2. We note your response to prior comment 3 and revised disclosure, including your use of the term "Activity" and re-issue in part. Please limit your discussion of the performance of NKGen's SNK cells to objective results from NKGen's preclinical tests and clinical trials. Please tell us whether the term "Activity" is a commonly-used defined term in clinical trials involving the use of NK cells. To the extent this defined term is not used or defined as such by NKGen in its daily business, or is not commonly used or understood in NKGen's industry, please remove it from the prospectus.

What will New NKGen's liquidity position be following the Closing?, page 19

3. Please revise this Q&A to reflect your disclosure on page 76 indicating that New NKGen will be required to maintain a minimum cash balance of $15.0 million with East West Bank after the completion of the Business Combination and the consequences of stockholders if you fail to meet this requirement.

    Please also revise to reflect your disclosure that the revolving line of credit with East West Bank is secured by all of NKGen's assets. Please disclose whether New NKGen's failure to maintain a cash balance of at least $15.0 million immediately following the Business Combination and payment of transaction expenses would constitute an event of default under the revolving line of credit that would allow East West Bank to proceed against New NKGen's assets.

Business of NKGen
Pipeline, page 219

4. We note that your pipeline table continues to include AFM24. However, your disclosure on page 239 indicates that your collaboration with Affimed has been discontinued. Please remove AFM24 from your pipeline table or advise.

SNK01 in combination with target-based biologics, page 238

5. Please revise this section to disclose why NKGen and Affimed discontinued their collaboration.

You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elliott Smith